EXHIBIT 99.1

Portage Biotech Reports Results for Fiscal Quarter Ended June 30, 2023 and Business Update

Company focused on accelerating clinical programs for PORT-2, PORT-6, and PORT-7

WESTPORT, Conn., Aug. 30, 2023 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company advancing novel multi-targeted therapies for use as monotherapy and in combination, today reported financial results for the fiscal quarter ended June 30, 2023.

“In recent weeks we have continued to build on the favorable interim data and early evidence of single agent activity from the Phase 1/2 trial of our lead program, PORT-2, presented at the 2023 annual meeting of the American Society for Clinical Oncology (ASCO) in June, and our near-term focus is defining the recommended Phase 2 dose,” said Dr. Ian Walters, Chief Executive Officer, and Chairman of Portage Biotech. “We have transferred sponsorship of the clinical trial from the academic sponsor to Portage and amended the protocol to include a higher dose level. As a result, we are significantly expanding our clinical footprint to 17 planned sites with the goal of speeding up patient accrual by adding 15 additional sites, in the US, UK, and Spain. We expect final data from the Phase 1 portion of the trial in the first calendar quarter of 2024.”

“In July, we announced the dosing of the first patient in our adaptive Phase 1a/1b trial, ADPORT-601 evaluating PORT-6, our adenosine 2A receptor (A2A) antagonist candidate, and have completed enrollment in the low dose cohort,” continued Dr. Walters. “As with our PORT-2 program, we are keenly focused on activating quality clinical sites and establishing a broad footprint to support patient accrual. Several sites including MD Anderson Cancer Center, UCSF Comprehensive Cancer Center, The USC Norris Comprehensive Cancer Center, Thomas Jefferson University, Virginia Cancer Specialists, Norton Cancer Institute, Washington University School of Medicine, and Sarah Canon Research Institute are currently participating. We are also in the process of amending the trial to include PORT-7, our adenosine 2B receptor (A2B) antagonist candidate, dose escalation and combinations with PORT-6 arms. We are confident in our clinical programs and development approach and are excited to see the data generated by all three assets.”

Company Highlights

  Announced dosing of the first patient in the Phase 1a trial, ADPORT-601 (NCT04969315). The trial is evaluating PORT-6 in patients with solid tumors including prostate cancer, renal and non-small cell lung cancer. The ADPORT-601 trial includes plans to also evaluate PORT-7and is designed to adapt over time, including safety and efficacy cohorts for both candidates as monotherapy and in combination with checkpoint inhibitors as well as other immune activating agents from Portage’s pipeline.

  Presented favorable interim data for lead iNKT engager PORT-2 from the Phase 1/2 trial for the treatment of patients with advanced melanoma and metastatic non-small cell lung cancer at ASCO. The presented data showed early evidence of monotherapy activity and meaningful reduction of several target lesions with minimal toxicity.

Financial Results from Quarter Ended June 30, 2023

The Company incurred a net loss of approximately $5.9 million and total comprehensive loss of approximately $4.2 million during the three months ended June 30, 2023 (the “Fiscal 2024 Quarter”), which include approximately $1.7 million of non-cash expenses, net, compared to a net loss and total comprehensive loss of approximately $1.6 million during the three months ended June 30, 2022 (the “Fiscal 2023 Quarter”), an increase in net loss of $4.3 million and an increase in total comprehensive loss of $2.6 million from the Fiscal 2023 Quarter.

Operating expenses for the Fiscal 2024 Quarter, which include research and development (“R&D”) costs and general and administrative (“G&A”) expenses, were $5.0 million compared to $4.1 million in the Fiscal 2023 Quarter, an increase of $0.9 million, which is discussed more fully below.

R&D costs increased by approximately $1.7 million to approximately $3.6 million, or approximately 89%, for the Fiscal 2024 Quarter from approximately $1.9 million in the Fiscal 2023 Quarter. The increase was primarily attributable to an overall increase in clinical trial costs of $0.8 million, part of $1.4 million of start-up and manufacturing costs associated with the adenosine assets (PORT-6 and PORT-7) acquired in the Tarus acquisition, and the clinical trial costs and other R&D costs associated with the iNKT clinical trial for PORT-2 totaling $1.7 million. Additionally, the Company incurred a contractual milestone obligation of $0.5 million upon the dosing of the first PORT-6 patient. These increases reflect the increase in clinical activity and manufacturing costs related to accelerating the development of the Company’s adenosine and iNKT development programs.

G&A expenses decreased by approximately $0.8 million to approximately $1.4 million, or approximately 36%, from approximately $2.2 million in the Fiscal 2023 Quarter. Professional fees decreased by $0.4 million, primarily attributable to legal fees associated with the Tarus acquisition in the Fiscal 2023 Quarter.

As of June 30, 2023, the Company had cash and cash equivalents of approximately $7.7 million, and total current liabilities of approximately $2.6 million.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing multi-targeted therapies to extend survival and significantly improve the lives of patients with cancer. Lead programs in the Portage portfolio include first-in-class invariant natural killer T cell (iNKT) small molecule engagers and potentially best-in-class adenosine antagonists. These programs are being advanced using innovative trial designs and translational data to identify the patient populations most likely to benefit from treatment. The Company’s unique business model leverages a strong network of academic experts and large pharma partners to rapidly and efficiently advance multiple products. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements
All statements in this news release, other than statements of historical facts, including without limitation, statements regarding about the Company’s information that are forward-looking in nature and, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expect," "anticipate," "intend," "estimate," “will,” “may,” “plan,” “potential,” “continue,” or similar expressions or variations on such expressions are forward-looking statements. For example, statements regarding the Company’s plans to speed up patient accrual in its PORT-2 trial by expanding the trial to additional sites in the US, UK and Spain; the Company’s goal to obtain final data from the Phase 1 portion of the PORT-2 trial in the first calendar quarter of 2024; the Company’s plans to activate quality clinical sites and establish a broad footprint to support patient accrual in its PORT-6 trial; the Company’s plans to advance its clinical programs, including it iNKT engager and adenosine programs; the Company’s confidence in its highly differentiated assets and development strategy; are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but are not limited to: the Company's ability to obtain financing in the future to cover its operational costs and progress its plans for clinical development, its estimates regarding its capital requirements, and its ability to continue as a going concern; the Company's plans and ability to develop and commercialize product candidates and the timing of these development programs; the Company's clinical development of its product candidates, including the results of current and future clinical trials; the benefits and risks of the Company's product candidates as compared to others; the Company's maintenance and establishment of intellectual property rights in its product candidates; the Company’s estimates of future revenues and profitability; the Company's estimates of the size of the potential markets for its product candidates; its selection and licensing of product candidates; and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2023. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations
Chuck Padala
chuck@lifesciadvisors.com

Media Relations
Raena Mina
rmina@lifescicomms.com

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Portage Biotech Inc.
Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)
(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended June 30,
	2023	2022
Expenses
Research and development	3,627	1,876
General and administrative expenses	1,370	2,211
Loss from operations	(4,997)	(4,087)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	(1,111)	–
Share of loss in associate accounted for using equity method	(50)	(60)
Change in fair value of warrant liability	–	1
Foreign exchange transaction gain (loss)	18	(52)
Depreciation expense	(11)	–
Interest income, net	80	21
Loss before (provision) benefit for income taxes	(6,071)	(4,177)
Income tax benefit	145	2,552
Net loss	(5,926)	(1,625)
Other comprehensive income (loss)
Net unrealized gain on investments	1,769	–
Total comprehensive loss for period	$(4,157)	$(1,625)

Net (loss) income attributable to:
Owners of the Company	$(5,919)	$(1,729)
Non-controlling interest	(7)	104
Net loss	$(5,926)	$(1,625)

Comprehensive (loss) income attributable to:
Owners of the Company	$(4,150)	$(1,729)
Non-controlling interest	(7)	104
Total comprehensive loss for period	$(4,157)	$(1,625)

Loss per share
Basic and diluted	$(0.33)	$(0.13)

Weighted average shares outstanding
Basic and diluted	17,701	13,351

Portage Biotech Inc.
Condensed Consolidated Interim Statements of Financial Position
(U.S. Dollars in thousands)

	June 30, 2023	March 31, 2023
Assets
Current assets
Cash and cash equivalents	$7,698	$10,545
Prepaid expenses and other receivables	2,752	2,689
Convertible note receivable	442	442
Total current assets	10,892	13,676
Non-current assets
Investment in associate	756	806
Investment in public company	3,855	2,087
In-process research and development	81,683	81,683
Deferred commitment fee	839	839
Right to use asset	293	–
Other assets, including equipment, net	51	38
Total non-current assets	87,477	85,453
Total assets	$98,369	$99,129

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$2,591	$1,865
Lease liability - current, including interest	47	–
Total current liabilities	2,638	1,865
Non-current liabilities
Lease liability - non-current	249	–
Deferred tax liability	10,416	10,564
Deferred purchase price payable - Tarus	7,864	7,179
Deferred obligation - iOx milestone	4,552	4,126
Total non-current liabilities	23,081	21,869
Total liabilities	25,719	23,734

Shareholders’ Equity
Capital stock	219,425	218,782
Stock option reserve	21,973	21,204
Accumulated other comprehensive loss	(2,556)	(4,325)
Accumulated deficit	(165,535)	(159,616)
Total equity attributable to owners of the Company	73,307	76,045
Non-controlling interest	(657)	(650)
Total equity	72,650	75,395
Total liabilities and equity	$98,369	$99,129
Commitments and Contingent Liabilities